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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                   SCHEDULE 13E-4
                            ISSUER TENDER OFFER STATEMENT
        (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                          THE WASHINGTON WATER POWER COMPANY
                     (Name of Issuer and Person Filing Statement)

                              COMMON STOCK, NO PAR VALUE
                            (Title of Class of Securities)

                                     940688 10 4
                        (CUSIP Number of Class of Securities)

   J.E. ELIASSEN, Senior Vice President         J. ANTHONY TERRELL
     Chief Financial Officer & Treasurer    Thelen Reid & Priest LLP
    The Washington Water Power Company          40 West 57th Street
         1411 East Mission Avenue         New York, New York 10019-4097
        Spokane, Washington  99202               (212) 603-2000
          (509) 489-0500

         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                                      Copy to:

                                  LINDA A. SIMPSON
                               Davis Polk & Wardwell
                                450 Lexington Avenue
                             New York, New York  10017
                                   (212) 450-4000


                                   October 21, 1998
        (Date Tender Offer First Published, Sent or Given to Security Holders)

                              CALCULATION OF FILING FEE
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-----------------------------------------------------------------------------
               Transaction                   Amount of Filing Fee
               Valuation*
               $375,625,000                  $75,125
-----------------------------------------------------------------------------

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     * Estimated solely for the purpose of calculating the amount of the filing fee and computed pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. This amount assumes the acceptance for exchange of 20,000,000 shares of Common Stock at a market value of $18.78125 per share, the average of the high and low prices of the shares of Common Stock on October 20, 1998, as reported on the Consolidated Tape maintained by the Consolidated Tape Association.

     [X]  Check box if any part of the fee is offset as provided by
          Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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
     Amount Previously Paid:     $121,872                   Filing Party:       The Washington Water Power Company
     Form or Registration No.:   Form S-4 (333-61599)       Date Filed:         August 17, 1998


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                                   Explanatory Note

     The Washington Water Power Company, a Washington corporation (the "Company") has filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4 (Registration No. 333-61599), relating to the issuer tender offer referred to herein. Unless otherwise indicated, all material incorporated by reference in this Issuer Tender Offer Statement on
Schedule 13E-4 (the "Statement") in response to items or sub-items of this Statement is incorporated by reference to the indicated sections of the prospectus dated October 21, 1998 (the "Prospectus") which is part of the Registration Statement.

ITEM 1.   SECURITY AND ISSUER.

(a) The name of the issuer is The Washington Water Power Company, a Washington corporation that has its principal executive offices at 1411 East Mission Avenue, Spokane, Washington 99202.

(b) This Statement relates to the offer by the Company to exchange (the "Exchange Offer"), upon the terms and subject to the conditions set forth in the Prospectus and the accompanying Letter of Transmittal, depositary shares (the "Depositary Shares"), each constituting a one-tenth ownership interest in one share of $12.40 Preferred Stock, Convertible Series L, no par value, of the Company, for up to 20,000,000 shares of Common Stock, no par value, of the Company (such shares of Common Stock, together with all other issued and outstanding shares of Common Stock of the Company, being herein referred to as the "Common Shares"), at a rate of one Depositary Share for each Common Share validly tendered to, and accepted by, the Company. The Exchange Offer is being made to all shareholders, including officers, directors and affiliates of the Company, on the same terms and conditions, except that participants in the Company's Investment and Employee Stock Ownership Plan may not tender Common Shares held in the Company Contribution Account. The information set forth on the front cover page of the Prospectus and in "The Exchange Offer -- Terms of the Exchange Offer," "Description of Capital Stock -- General" and "Miscellaneous" in the Registration Statement is incorporated herein by reference.

(c) The information set forth in "Summary -- Comparison of Rights of Holders of RECONS and Common Shares" and "-- Price Range of Common Shares and Dividend Information" in the Prospectus is incorporated herein by reference.

(d)  Not Applicable.

ITEM 2.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The consideration being offered by the Company in exchange for Common Shares is up to 20,000,000 Depositary Shares. The information set forth in the front cover page of the


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Prospectus and in "The Exchange Offer -- Terms of the Exchange Offer" and
"Description of RECONS" in the Registration Statement is incorporated herein by reference.

(b)  Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     The information set forth on the cover page of the Prospectus and in "Questions and Answers About the Exchange Offer," "Summary," "-- Comparison of Rights of Holders of RECONS and Common Shares," "The Company," "The Exchange Offer -- Background and Purpose" and "-- Status of Common Shares Acquired Pursuant to the Exchange Offer" in the Prospectus is incorporated herein by reference.

ITEM 4.   INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Miscellaneous" in the Prospectus Statement is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Description of RECONS -- General," "--Procedures for Voting" and "Miscellaneous" in the Prospectus is incorporated herein by reference.

ITEM 6.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "The Exchange Offer -- Commissions and Fees," "--Information Agent" and "Dealer Manager" in the Prospectus is incorporated herein by reference.

ITEM 7.   FINANCIAL INFORMATION.

(a) The information set forth in "Summary -- Summary Historical Consolidated Financial Data" and "Additional Information" in the Prospectus, and the financial statements of the Company and its consolidated subsidiaries (including the notes thereto) contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, which reports are incorporated by reference into the Prospectus under "Additional Information," is incorporated herein by reference.

(b) The information set forth in "Summary -- Summary Unaudited Pro Forma Condensed Consolidated Financial Data," "Pro Forma Consolidated Statement of Income," "Pro Forma Condensed Consolidated Balance Sheet" and "Additional Information" in the Prospectus is incorporated herein by reference.


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ITEM 8.   ADDITIONAL INFORMATION.

(a) - (d)  Not applicable.

(e) Additional information with respect to the Exchange Offer and related matters is included throughout the Prospectus and the Letter of Transmittal, which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are hereby incorporated by reference in their entirety. The Company is not aware of any jurisdiction in which the making of the Exchange Offer or the tender of the Common Shares would not be in compliance with the laws of such jurisdiction. However, the Company reserves the right to exclude holders in any jurisdiction in which it is asserted that the Exchange Offer cannot lawfully be made.


ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

          Reference is made to the Exhibit Index on page 6.


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                                      SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 21, 1998      THE WASHINGTON WATER POWER COMPANY



                         By: /S/ J.E. ELIASSEN
                             --------------------------------------
                              J.E. Eliassen
                              Senior Vice President, Chief Financial Officer
                               and Treasurer


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                                    EXHIBIT INDEX

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EXHIBIT
  NO.          EXHIBIT DESCRIPTION


(a)(1)    Prospectus dated October 21, 1998.
(a)(2)    Form of Letter of Transmittal.
(a)(3)    Form of Notice of Guaranteed Delivery.
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)    Form of 401(k) Election to Tender Shares of Common Stock.
(b)       Not applicable.
(c)       Not applicable.
(d)       Opinion of Thelen Reid & Priest LLP dated October 4, 1998.
(e)       See Exhibit (a)(1) above.
(f)       Not applicable.

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